UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2010

Commission File No. 001-34184

SILVERCORP METALS INC.

(Translation of registrant’s name into English)

Suite 1378 - 200 Granville Street

Vancouver, BC Canada  V6C 1S4

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7)  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2010	SILVERCORP METALS INC.

/s/ Lorne Waldman
Lorne Waldman
Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Underwriting Agreement dated December 7, 2010

The exhibit filed on this Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-168435), as amended or supplemented.